VF 4-7-05

SO 4/4/05

05042024

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 3 1 2005
WASH. D.C. 209

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AKIN BAY COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 THIRD AVENUE
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES B. RYBAKOFF (212) 583-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEUER & ORLANDO, LLP
(Name – *if individual, state last, first, middle name*)

350 FIFTH AVENUE, SUITE 7116	NEW YORK,	NY	10118
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James B. Rybakoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Akin Bay Company, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDWARD S. FEUER
NOTARY PUBLIC, State of New York
No. 31-4[illegible]17
Qualified in [illegible] County
Commission [illegible] 31, 2006

Edward S. Feuer
Notary Public

James B. Rybakoff
Signature

President & C.E.O.
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AKIN BAY COMPANY, L.L.C.

INDEX

FEUER & ORLANDO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

(A Partnership Including A Professional Corporation)

INDEPENDENT AUDITORS' REPORT

Member of Akin Bay Company, L.L.C.
New York, New York

We have audited the accompanying balance sheet of Akin Bay Company, L.L.C. at December 31, 2004 and the related statements of income, member's capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Akin Bay Company, L.L.C. at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Feuer & Orlando, LLP

New York, New York
February 15, 2005

350 FIFTH AVENUE · SUITE 7116 · NEW YORK, NY 10118 · TEL: (212) 736-5500 · FAX: (212) 736-5601

AKIN BAY COMPANY, L.L.C.
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Current Assets:	
Cash	$1,086,830
Prepaid expenses	13,202
Other receivables	17,500
Due from member	1,820,052
Total Current Assets	$2,937,584
Property and Equipment, net of accumulated depreciation and amortization of $142,171 (Note 3)	114,955
Other Assets:	
Investments	98,300
Security deposits	17,505
Total Assets	$3,168,344

LIABILITIES AND MEMBER'S CAPITAL

Current Liabilities:	
Accounts payable and accrued expenses	$ 313,027
Commitments	
Member's Capital	2,855,317
Total Liabilities and Member's Capital	$3,168,344

The accompanying notes are an integral part of these financial statements.

AKIN BAY COMPANY, L.L.C.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

REVENUE:	
Consulting fees	$4,827,300
EXPENSES:	
Compensation - and related expenses	505,992
Office, general and administrative	755,271
Rent and occupancy costs	255,645
Professional fees	38,160
Regulatory fees	7,295
Depreciation	22,377
Total expenses	1,584,740
Income from operations	3,242,560
OTHER INCOME (EXPENSE):	
Dividends	8,530
Interest	1,861
Gain – sale of stock	10,220
Unincorporated business tax	(58,330)
Total other income (expense)	(37,719)
Net income	$3,204,841

The accompanying notes are an integral part of these financial statements.

AKIN BAY COMPANY, L.L.C.
STATEMENT OF MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2004

Member's Capital, beginning of year	**$ 552,865**
Net income for year	**3,204,841**
Withdrawals	**(902,389)**
Member's Capital, end of year	**$ 2,855,317**

The accompanying notes are an integral part of these financial statements.

AKIN BAY COMPANY, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net income	**$3,204,841**
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	**22,377**
Receipt of restricted stock	**(95,000)**
Change in operating assets and liabilities:	
Accounts receivable, trade	**91,000**
Other receivables	**19,631**
Prepaid expenses	**(13,202)**
Due from member	**(1,527,913)**
Accounts payable and accrued expenses	**268,737**
Net cash provided by operating activities	**1,970,471**
Cash flows from investing activities:	
Purchases of property and equipment	**(41,879)**
Security deposit increase	**(41)**
Net cash used in investing activities	**(41,920)**
Cash flows from financing activities:	
Withdrawals by member	**(902,389)**
Net cash used in financing activities	**(902,389)**
Increase in cash	**1,026,162**
Cash, beginning of year	**60,668**
Cash, end of year	**$1,086,830**

The accompanying notes are an integral part of these financial statements.

AKIN BAY COMPANY, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 – DESCRIPTION OF BUSINESS

Akin Bay Company, L.L.C. (the "Company") is a limited liability company pursuant to the adoption and filing of an operating agreement in the State of New York effective June 19, 1996. The Company is primarily engaged in providing investment advisory services to its clients. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its accounting records on the accrual basis.

Concentration of Credit Risk

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Company's ability to assess the credit worthiness of its clients. The Company does not currently see a concentrated credit risk associated with receivables, repayment is dependent upon the financial stability of its clients.

Allowance for Doubtful Accounts

The Company estimates uncollectibility of trade accounts receivable by analyzing historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. At December 31, 2004, the Company had no outstanding receivables.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation, which is calculated using the straight-line method over the useful lives of the related assets, primarily five to ten years. Leasehold improvements and lease acquisition costs are amortized over the lease terms using the straight-line method.

Income Taxes

Provisions for federal and state income taxes have not been recorded, as the Company is taxed as a sole proprietor. Under New York City tax regulations limited liability companies are taxed on the income earned during the year. For the year ended December 31, 2004 the Company has disbursed $40,000 and accrued an additional $18,330 which is relating to New York City unincorporated business tax and has included this amount in accounts payable in the accompanying balance sheet.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. In such circumstances, the Company will estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future outflows expected to be necessary to obtain those inflows. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss to adjust to the fair value of the asset. Management believes that there are no impaired long-lived assets at December 31, 2004.

Revenue Recognition

The Company recognizes revenue as the related consulting services are provided.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

The Company's property and equipment and related accumulated depreciation and amortization consist of the following at December 31, 2004:

	Cost	Accumulated Depreciation and Amortization	Net
Computer and office equipment	$ 147,219	$ 90,029	$ 57,190
Office furniture	97,716	39,951	57,765
Leasehold improvements	6,629	6,629	-
Subtotal	251,564		114,955
Lease acquisition costs	5,562	5,562	-
	$ 257,126	$ 142,171	$ 114,955

The accompanying notes are an integral part of these financial statements.

NOTE 4 - BANK LINE OF CREDIT

The Company has obtained a bank line of credit in the amount of $32,000 with interest accruing on the outstanding balance at 9.5% per annum. The Company is required to make monthly interest only payments and to repay the principal annually. The bank line of credit can be renewed annually, at the bank's option. This bank line of credit is personally guaranteed by the member of the Company. At December 31, 2004 the Company has $32,000 available from this bank line of credit.

NOTE 5 - COMMITMENTS

The Company leases its office space and certain of its office equipment under noncancellable operating leases expiring through September 30, 2006. The office lease is personally guaranteed by the member. Rent expense associated with these leases was $189,889 for the year ended December 31, 2004.

At December 31, 2004, total minimum rentals under noncancellable operating leases with an initial or remaining lease term of one year or more are as follows:

Year Ending December 31:	
2005	$ 195,216
2006	147,412
	$ 342,628

NOTE 6 - CONCENTRATIONS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consists principally of cash. The Company's cash balances exceeded the S.I.P.C. insured limit at certain times during the year. Management has placed these funds in high quality institutions in order to minimize the risk.

NOTE 7 - REGULATORY REQUIREMENT

As a SEC registrant member of NASD, the Company is subject to certain provisions of the Securities Exchange Act of 1934, including Rule 15c3-1. This rule requires that the Company maintain minimum net capital balances and a certain ratio for aggregate indebtedness to net capital, both as defined. The Company was in compliance with the provisions of this rule at December 31, 2004

AKIN BAY COMPANY, L.L.C.
COMPUTATION OF NET CAPITAL, PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2004

Total member's capital	**$2,855,317**
Less non-allowance assets:	
Furniture and equipment, net	**(114,955)**
Prepaid expenses	**(13,202)**
Other receivables	**(17,500)**
Investments	**(98,300)**
Security deposit	**(17,505)**
Due from member	**(1,820,052)**
Net capital	**773,803**
Minimum net capital requirement	**(5,000)**
Net capital excess	**$ 768,803**
Ratio of aggregate indebtedness to net capital at December 31, 2004	**.40453:1**

Differences exist between the above computation and the Company's corresponding unaudited Form XI 7a-5 Par IIA filed at December 31, 2004, which are deemed immaterial.

Member's Capital - unaudited filing	**$2,989,957**
Add:	
Increase in cash	**17,996**
Increase in accounts receivable, trade	**19,115**
Increase in security deposits	**41**
Increase in prepaid expenses	**13,202**
Increase in investments	**95,000**
Less:	
Decrease in property and equipment, net (primarily due to depreciation not accurately recorded)	**(11,402)**
Increase in accrued expenses	**(268,592)**
Member's capital	**$2,855,317**

The accompanying notes are an integral part of these financial statements.

FEUER & ORLANDO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

(A Partnership Including A Professional Corporation)

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member of Akin Bay Company, L.L.C.:

In planning and performing our audit of the financial statements of Akin Bay Company, L.L.C. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

350 FIFTH AVENUE • SUITE 7116 • NEW YORK, NY 10118 • TEL: (212) 736-5500 • FAX: (212) 736-5601

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

In addition, our review indicated that Akin Bay Company, L.L.C. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph K(2)(b) as of December 31, 2004 and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use and information of the members, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Feuer & Orlando, LLP

New York, New York
February 25, 2005